

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

Mr. Alan Weichselbaum
Chief Executive Officer and Chief Financial Officer
Jesup & Lamont, Inc.
623 Fifth Avenue, 17th Floor
New York, NY 10022

>   **Re: Jesup & Lamont, Inc.**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **Forms 10-Q for the Periods Ended March 31, June 30, and September 30,**
>   **2009**
>   **File No. 1-31292**

Dear Mr. Weichselbaum:

    We have read your supplemental response letter dated April 26, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We await the filing of your amended Form 10-K for the period ended December 31, 2008, and your Forms 10-Q for the periods ended March 31, June 30, and September 30, 2009, as stated in your response letters dated September 15, 2009, October 30, 2009, and April 26, 2010. Please note that your amended filings should include all disclosures we have requested you include in future filings.

2.   We note that your Form 10-K for the period ended December 31, 2009, omitted certain disclosures which you stated in previous response letters would be included in future filings, including but not limited to the following:

    •   Disclosure of interest amounts in your tabular disclosure of contractual obligations

- Disclosure of your accounting policy for assessing impairment of intangible assets other than goodwill, including the results of such assessments
- Disclosure of how the carrying value of the JLSC reporting unit used in your goodwill impairment analysis reconciles to the consolidated financial statements
- Certain disclosures related to share-based compensation
- Disclosure of the fair value of financial assets and liabilities
- Certifications in the exact form required by Item 601(b)(31) of Regulation S-K

Please confirm to us that you will include the stated disclosures in future filings.

3.   We note your disclosure on page 21 of your 2009 Form 10-K filed on March 29, 2010 which states that the fair value of your only business reporting unit is determined using a variety of business valuation methods, including a discounted cash flow analysis, giving careful consideration to the quality or degree of reliability of the valuation assumptions used. We note that you do not specifically discuss the other valuation methods used or the weighting of those methods. Please show us the disclosure you will include in future filings that will specifically address these two items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jessica Barberich
Assistant Chief Accountant